UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67758

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FAP USA, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

461 Fifth Avenue, 14th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Caroline Mary Weir	646 582 5894	cweir@firstavenue.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP

(Name – if individual, state last, first, and middle name)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/08/2003   243

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE
ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public

accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.
See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the
form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of FAP USA, L.P., as of March 31, 2022, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature



Chief Executive Officer

Title

Before me

DE PINNA LLP SOUTHWEST HOUSE 11a REGENT STREET ST JAMES'S LONDON SW1Y 4LR SCRIVENER NOTARIES

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

Notary Public

London, UK 27th June 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition
- ☑ (b) Notes to consolidated statement of financial condition
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)

☐ (z) Other: ____________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, Caroline Mary Weir, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of FAP USA, L.P., as of March 31, 2022, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Caroline Weir

Signature

Chief Financial Officer

Title

Before me

DE PINNA LLP SOUTHWEST HOUSE 11a REGENT STREET ST. JAMES'S LONDON SW1Y 4LR SCRIVENER NOTARIES

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

Notary Public

London, UK 27th June 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)

☐ (z) Other: _____

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents



Tel   212-885-8000
Fax   212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The General Partner
FAP USA, L.P.
New York, NY

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the "Partnership") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Partnership's auditor since 2021.

New York, NY

June 27, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

FAP USA, L.P.

Statement of Financial Condition

As at March 31, 2022

Assets	**Note**	US$'000
Cash and cash equivalents	2b	1,311
Accrued income	4, 6	1,608
Prepaid fees and other assets		138
Related party receivables	6	4,720
Security deposit		318
Operating lease right-of-use assets	9	2,766
Property and equipment, net	7	205
Total Assets		**11,066**
Liabilities and Partners' Equity		
Accounts payable – Trade payables		43
Accrued bonus expense	2e	897
Accrued expenses – other		189
Operating lease Liabilities	9	3,151
Total liabilities		**4,280**
Commitments and contingencies	8	-
Partners' equity		6,786
Total Liabilities and Partners' Equity		**11,066**

See accompanying notes to these financial statements.

FAP USA, L.P.

Notes to the Statement of Financial Condition

1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007.

FAP GEN PAR, L.L.C., a Delaware Limited Liability Company has been the General Partner of the Partnership since its inception. As at March 31, 2022 the Limited Partner of the Partnership was FAP USA, L.L.C., a Delaware Limited Liability Company. First Avenue Partners LLP (the "LLP"), a Limited Liability Partnership formed under the laws of England and Wales, is the ultimate parent entity of the Partnership.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership operated under the exemptive provisions of SEC Rule 15c3-3K(2)(i) until the issuance of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5. Pursuant to Footnote 74 of the SEC Release noted above, the Partnership is a Non-Covered Firm. During 2021, in reliance of Footnote 74, the Partnership amended its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), stating the Partnership will not claim an exemption from SEC Rule 15c3-3K(2)(i). The Partnership limits its activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5.

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership does not conduct any business in publicly listed securities, offer or hold customer accounts, nor does it hold or receive client / investor funds or securities. The Partnership is not a party to agreements between investors and private fund clients, is not a market-maker in any security, nor does it trade for its own account or for the account of any client / investor, in any security.

2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Functional Currency

Items included in the Partnership's financial statements are measured in USD which is the functional currency of the Partnership. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, including accrued bonus awards, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The Partnership has not utilized any significant estimates in the preparation of these financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a maturity of three months or less at the date of purchase. At March 31, 2022, cash and cash equivalents represented cash held on deposit with instant access. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes. ASC Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Partnership's tax positions for all open years and concluded that the Partnership has no material uncertain tax positions at March 31, 2022. Further, as of March 31, 2022, the Partnership has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Partnership has not recorded any penalties and/or interest related to uncertain tax positions.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership.

UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740. Should they arise, the Partnership records penalties and interest on UBT within other expenses in the Statement of Operations. Generally, the Partnership is subject to income tax examinations for years after 2018.

2) Summary of Significant Accounting Policies (continued)

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the lesser of the expected useful economic life or the term of the lease; where the lease is terminated early the remaining balance is written off to the Statement of Operations.

Right of use assets are depreciated in line with the operating lease liability; using the present value of future lease commitments and the relevant discounting factor.

The Partnership's management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of March 31, 2022, no fixed assets have been deemed impaired. Expenditures for maintenance and repairs are charged to expense in the period incurred and are reflected in other operating expenses in the Statement of Operations.

(e) Bonus awards

The Partnership operates a discretionary bonus plan. Employees are eligible for a discretionary bonus award based on their contribution to the business and the financial results of the Partnership. As at March 31, 2022 a liability of $897,000 re bonus amounts was shown within the Statement of Financial Condition.

(f) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year.

(g) Leases

Effective April 1, 2019, the Partnership adopted Accounting Standards Codification (ASC) 842, Leases. Under the effective date transition method selected by the Partnership, leases existing at, or entered into after April 1, 2019 were required to be recognized and measured.

The Partnership is a lessee in non-cancellable operating leases for office space. At year end, the Partnership held two operating leases: one for a property in New York and the other for a property in Dallas. Under ASC 842, the Partnership calculates the total operating lease right-of-use asset and operating lease liability for each of these properties using a discount factor equal to the Partnership's cost of borrowing at the time of entering into the two leases.

2) Summary of Significant Accounting Policies (continued)

(h) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(i) Fair Value of Financial Instruments

The carrying value of short-term financial instruments, namely accrued income, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

* Level - 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

* Level - 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

* Level - 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

(j) Significant Customers and Concentrations of Credit Risk

The Partnership earns placement and retainer fee income in connection with capital raising and private placement deals. Receivables from the 4 largest customers accounted for 69% of receivables for the year ended March 31, 2022.

3) Accounts Receivable – Trade Receivable

The Partnership did not consider it necessary to make any provision for bad and doubtful debts against Trade Receivables during the year.

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses. The Partnership did not make any provisions for credit losses in the current or prior year.

4) Accrued Income

In accordance with the relevant client agreements, accrued income is paid in a varying number of installments that may be receivable over a period of more than one year. Accrued income balances as at March, 31 2022 will be invoiced by the Partnership's parent entity and the related cash transferred to the Partnership via inter-company balances.

In determining an allowance for credit losses, management has considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically, the Partnership seeks to contract with regulated investment advisors.

5) Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Net capital and aggregate indebtedness changes from day to day, but as of March 31, 2022 the Partnership had net capital of $397,699 and a ratio of aggregate indebtedness of net capital of 2.3:1, which represented an excess of $336,806 over the minimum net capital requirement of $60,893, see Schedule I. The Partnership did not breach the minimum requirements during the year.

6) Revenue and Related Party Transactions

In accordance with an Expense Sharing Agreement, effective December 1, 2016, between the Partnership and First Avenue Partners LLP, the Partnership shall reimburse First Avenue Partners LLP on a monthly basis for a proportional share of certain administrative and overhead costs.

First Avenue Partners LLP has adopted a transfer pricing policy which details the basis by which global revenue is to be shared among First Avenue Partners LLP and other members of the group (including the Partnership) where revenues are earned collaboratively. The transfer pricing policy has not changed in the year. Revenue is received by either the Partnership or First Avenue Partners LLP, resulting in a receivable between the two parties.

Under the terms of a General Netting Agreement, effective December 1, 2016 amounts owed between the Partnership and First Avenue Partners LLP are offset and settled on a net basis.

As at March 31, 2022 First Avenue Partners LLP owed the Partnership $4,669,188, while FAP USA, L.L.C. owed the Partnership $325 and FAP GEN PAR, L.L.C. owed the Partnership $50,000. These balances have been included within "Related party receivables" within the Statement of Financial Condition.

7) Property and Equipment

Property and Equipment, net of accumulated depreciation and amortization consisted of the following:

	Estimated Useful Life	Amount US$'000
Computer equipment	3 years	43
Furniture and fixtures	5 years	112
Leasehold improvement	Life of lease	186
Gross property and equipment		341
Less: Accumulated depreciation and amortization		(136)
Property and equipment, net of accumulated depreciation and amortization		205

8) Commitments and Contingencies

Other than lease commitments as disclosed in note 9, there are no other commitments or contingencies to disclose.

9) Leases

At April 1, 2021, the Partnership held two leases: one for a property in Dallas which expired in April 2022; and the other for a property in New York which is due to expire in 2031.

At the end of the year, the value of the right of use assets amounted to $2,765,984 and the value of the operating lease liability amounted to $3,150,588, calculated using a weighted average discount rate of 15%.

During the year, the Partnership recognized rent expenses associated with its leases as follows:

	US$
Operating lease cost:	
Fixed rent expense	705,140
Variable rent expense	(42,615)
Net lease cost	662,525
Sublease income	(58,230)
Net lease cost (net of sublease income)	604,295
Lease cost – depreciation and amortization	186,825
Lease cost – interest expense	475,700
Net lease cost	662,525

During the year, the Partnership had the following cash and non-cash activities associated with its leases:

	US$
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	636,100

9) Leases (continued)

The future payments due under operating leases as of March 31, 2022 are as follows:

	US$
Financial year 2023	627,029
Financial year 2024	620,658
Financial year 2025	620,658
Financial year 2026	630,784
Financial year 2027	663,462
Financial years 2028 and thereafter	2,653,848
Total lease payments	5,816,439
Less: effects of discounting	(2,665,851)
Lease liabilities recognized	3,150,588

As of March 31, 2022, the weighted-average remaining lease term for all operating leases is 9 years.

Since we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted average discount rate associated with operating leases as of March 31, 2022, is 15%.

10) Subsequent Events

The Partnership has evaluated subsequent events through to June 27, 2022 the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.